SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

7 December 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park

Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 7 December 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

INTERIM RESULTS FOR SIX MONTHS ENDED 30 SEPTEMBER 2006

London, UK, Brentwood, TN, 7 December 2006 - Protherics PLC, (“Protherics” or the “Company”) the biopharmaceutical company focused on critical care and cancer, today announces its unaudited interim results for the six months ended 30 September 2006.

Three transactions and fundraising announced separately today

£38.2 million Cash Placing, Placing and Open Offer (underwritten by Nomura Code Securities Limited and Piper Jaffray Ltd) to fund in-licensing deals with Glenveigh Inc and Advancell, and the acquisition of MacroMed Inc.

Operational Highlights

•	CytoFab™

-	AstraZeneca to expand global clinical development programme for CytoFab™ in severe sepsis following positive discussions with US and EU regulatory agencies

•	Voraxaze™

-	Responses to initial questions filed in Europe to support the Marketing Authorisation Application (MAA) submitted in July 2005

-	Clinical data package agreed with FDA; BLA to be resubmitted in US following a request from the FDA for additional manufacturing-related information

-	Clinical programme initiated in the US to support the planned use of Voraxaze™

•	Prolarix™

-	Medicines and Healthcare Products Regulatory Agency (MHRA) approval for an improved formulation of caricotamide, one of the two components of Prolarix™, for use in the phase 1 study being undertaken by Cancer Research UK

-	Initiation of GMP manufacture and nonclinical programme to allow phase 2 study in primary liver cancer to start in the second half of 2007

•	Angiotensin Therapeutic Vaccine

-	Rights to promising novel adjuvant acquired in June 2006 from CoVaccine BV for use in new formulation; phase 2 study expected to start in the second half of 2007

•	DigiFab™

-	Agreement with Roche Pharmaceuticals to replace its digoxin antidote product, Digitalis Antidot®, with DigiFab™

Financial Highlights (for the six months to 30 September 2006)

•	Revenues increased to £11.3 million (2005: £10.7 million) with higher DigiFab™, CytoFab™ and Voraxaze™ revenues, offset by reduced CroFab™ shipments to Fougera

•	Gross profit increased to £6.2 million (2005: £3.0 million including exceptional costs of £1.4 million) on product mix and improved manufacturing yields

•	R&D increased to £7.1 million (2005: £2.4 million) with increased investment in CytoFab™ and Voraxaze™

•	G&A expenses £4.1 million (2005: £4.2 million) as investment in sales and marketing continued, offset by benefits on foreign exchange positions

•	Loss before tax £4.7 million (2005: £3.7 million), as expected, following increased CytoFab™ and R&D spending

•	Net cash decrease of £7.5 million (2005: £1.0 million) after increased R&D spending, capital investment and working capital movements

•	Strong cash position at end of period of £17.9 million (2005: £6.3 million) following CytoFab™ upfront payment and equity contribution from AstraZeneca

Commenting on the results, Stuart Wallis, Chairman, said:

“Protherics is entering a period of growth and expansion with a strong cash position, increased revenues and improved gross margins. At the same time, the three transactions announced today strengthen our leadership position in polyclonal antibodies and substantially expand our cancer pipeline.”

| Ends |

A presentation and conference call for analysts will be held today at 10am UK time. Please call Mo Noonan on +44 (0)20 7269 7116 for further details.

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950 +44 (0) 7919 480510

Andrew Heath, CEO Barry Riley, Finance Director Nick Staples, Corporate Affairs

Protherics Inc Saul Komisar, President	+1 615 327 1027

Financial Dynamics London: David Yates/Ben Atwell New York: Jonathan Birt/John Capodanno	+44 (0) 20 7831 3113 +1 212 850 5600

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development and marketing of products for critical care and cancer. With headquarters in London, the Company has 227 employees across its operations in the UK, US and Australia.

Protherics’ strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline. With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics’ goal is to develop and attract additional cancer and critical care products for its sales and marketing teams to distribute in the US and Europe.

The most advanced products in the Company’s portfolio are Voraxaze™, administered when methotrexate blood levels remain dangerously high following high doses for the treatment of cancer, which is expected to be approved in the EU in the first half of 2007 and in the US from the second half of 2008, subject to successful regulatory reviews; and CytoFab™, which is expected to start an additional phase 2 study in severe sepsis in 2007 following its out-license to AstraZeneca in late 2005.

Additional products in development include Prolarix™, a targeted cancer therapy for primary liver cancer and other select tumours, currently in phase 1 with a phase 2a study planned for second half of 2007; and Angiotensin Therapeutic Vaccine for the treatment of hypertension, where encouraging phase 2a results have been obtained and an additional phase 2a study with an improved formulation is planned in the second half of 2007.

The majority of the Company’s revenues (£17.7 million in the year ended 31 March 2006) are derived from two critical care products, CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana Pharma AG.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to future growth, technology acquisitions, product sales and regulatory approval of Protherics’ products for marketing and distribution. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the market for the Company’s products, the timing and receipt of regulatory approvals, the consummation of fundraising and acquisition transactions, the successful integration of acquired businesses and intellectual property, and other factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

INTERIM STATEMENT

Corporate Development

Protherics’ corporate strategy is to build a leading biopharmaceutical company, focused on the development, manufacture and marketing of specialist products in critical care and cancer. The three transactions announced today add a second potential blockbuster to our critical care pipeline, alongside CytoFab™, and doubles the size of our cancer portfolio in indications where we can leverage the sales and marketing infrastructure we are establishing for Voraxaze™.

R & D pipeline update

Voraxaze™ - for the control of high dose methotrexate therapy in cancer

Voraxaze™ (glucarpidase) contains an enzyme that rapidly breaks down methotrexate (MTX). It has been developed to prevent or reduce the serious toxicity that can result when patients receiving high doses of MTX (HDMTX) for the treatment of cancer have difficulty eliminating MTX from the body.

A Marketing Authorisation Application (MAA) for the use of Voraxaze™ as an intervention treatment for patients experiencing or at risk of MTX toxicity from delayed elimination was submitted in the EU in July 2005. Responses to questions raised during an initial review of the MAA have been submitted to the European Medicines Agency (EMEA) and we hope to receive marketing approval in the first half of 2007.

On 15 September 2006, we submitted a Biological License Application (BLA) for Voraxaze™ to the FDA in the US. Protherics announced on 7 November 2006 that it had withdrawn this application in the US following a request from FDA for additional manufacturing-related information, with the intention of resubmitting the application once the additional data has been generated. Approval is expected in the US from the second half of 2008, pending further detailed discussion with the FDA.

Protherics recently initiated a small pilot study with the MD Anderson Centre in Houston, Texas to investigate the planned repeated use of Voraxaze™ in patients with delayed elimination of MTX.

This is the first of several pilot studies in a planned use development programme, to expand the indications for Voraxaze™ into the potentially much larger planned repeated use market. A second study is expected to be initiated shortly at University College London Hospitals, UK. We expect preliminary data from these studies in the first half of 2007. The data will allow a pivotal study to be designed with a view to extending the indication for Voraxaze™ to include its routine use on a planned basis.

Voraxaze™ continues to be available in both the US and Europe on a compassionate use basis. In Europe, where it is possible to charge for its supply, revenues for the six months ended 30 September 2006, amounted to £0.6 million (£0.3 million in 2005).

CytoFab™ - for sepsis resulting from uncontrolled infection

CytoFab™ is an anti-TNF-alpha polyclonal antibody fragment (Fab) product for the treatment of sepsis. On 7 December 2005, we announced the signing of a major licensing agreement for CytoFab™ with AstraZeneca. On 3 November 2006, following consultations with regulators in the US and EU, AstraZeneca announced its intention to expand the clinical development plan for CytoFab™ in severe sepsis, with the addition of a 480 patient phase 2 programme prior to starting phase 3 development. AstraZeneca’s goal is to optimise the chances of showing a statistically and clinically meaningful result with CytoFab™, in a single, global phase 3 study, while ensuring an acceptable time to market.

Data from phase 2 will be used to more accurately estimate the number of patients required, and confirm the appropriate dose for the phase 3 study, as well as providing further supporting efficacy and safety data. This may enable a shorter timetable for the phase 3 programme than originally anticipated by AstraZeneca. The phase 2 programme will start in the second half of 2007 and is expected to last up to 21 months. On completion, AstraZeneca intends to initiate a single phase 3 study in the US, Europe and Japan.

Process scale-up is on-going at Protherics’ approved manufacturing facility in Wales, and large scale batches are being prepared for processing using the new commercial process. Protherics expects to receive a further milestone payment from AstraZeneca in 2007.

CytoFab™ revenues of £1.1 million were recognised in the six months ended 30 September 2006. There were no revenues in the corresponding six months period to 30 September 2005.

Prolarix™ – targeted therapy for liver cancer and certain other solid tumours

Prolarix™ is comprised of a small molecule prodrug, tretazicar, which is converted to a highly cytotoxic agent when administered with a cosubstrate, caricotamide, by an endogenous enzyme, NQO2, which has elevated activity in certain tumours.

A phase 1 study of Prolarix™ is being run under the auspices of Cancer Research UK (CRUK) and 13 patients have been recruited to date. One patient has received all six cycles of treatment with disease stabilisation achieved at a relatively low dose of Prolarix™. The dose of tretazicar is being escalated to determine the maximum tolerated dose (MTD). CRUK has recently received Medicines and Healthcare Products Regulatory Agency (MHRA) approval to use an improved formulation of caricotamide in the study, allowing patient enrollment to recommence. Once the MTD has been determined, an additional cohort of six patients will be treated to evaluate the efficacy of Prolarix™. Further data from the expanded phase 1 study should be available before the end of the first half of 2007, and the study is now expected to report formally in the second half of 2007.

The GMP manufacture of Prolarix™ is ongoing and the necessary supporting non-clinical programme has been initiated, ahead of a planned phase 2 study in primary liver cancer in the second half of 2007.

Angiotensin Therapeutic Vaccine – management of high blood pressure

Protherics’ Angiotensin Therapeutic Vaccine is a vaccine designed to induce endogenous antibodies to angiotensin, one of the key hormones involved in the regulation of blood pressure. Encouraging clinical and preclinical results to date suggest that effective neutralisation of angiotensin may cause a clinically significant reduction in blood pressure in hypertensive patients.

A new formulation of Angiotensin Therapeutic Vaccine containing a novel adjuvant called CoVaccine HT, has produced up to a 10-fold improvement in antibody response in preclinical studies. We announced the acquisition of the CoVaccine HT adjuvant from CoVaccine BV in June 2006. Protherics has now completed the non-clinical safety testing of the CoVaccine HT adjuvant required to support clinical use and has commenced manufacturing process development and scale up for both the adjuvant and the vaccine.

Protherics intends to start a phase 2a study with the new formulation in the second half of 2007. The goal of this study will be to confirm that the new formulation increases levels of anti-angiotensin antibodies in hypertensive patients and to establish whether this results in a reduction in blood pressure.

The market for the treatment of high blood pressure is estimated to be in excess of US$30 billion per annum, and with positive phase 2a data, our Angiotensin Therapeutic Vaccine could provide another major out-licensing opportunity for Protherics.

Marketed Products, Business Environment and Financial Update

CroFab™ - pit viper antivenom

CroFab™ is a polyclonal antibody fragment for the management of crotalid (pit viper) envenomations. It is currently the only product marketed for these bites in the US, where there are around 8000 pit viper bites reported each year. We believe that CroFab™ has captured around half of a potential $70-80 million market opportunity.

CroFab™ sales were £7.2 million in the half year compared to £8.5 million in the corresponding six months to 30 September 2005. A weaker dollar contributed to this decline, but the major factor was a reduction in product shipped to Fougera®, our distributor in the US. This is expected to reverse in the second half of the current financial year, as shipments are planned to be higher than the first half.

DigiFab™ - treatment for digoxin overdose

DigiFab™ is now the market leader in the US digoxin overdose market, estimated to be worth approximately $25 million per annum. DigiFab™ sales to Fougera® increased from £1.5 million to £1.9 million. Fougera’s sales to the wholesale market increased by 46% over the prior period as they continued to gain market share. There was also an increase in product shipped to Fougera®.

We believe the European market can provide a further opportunity to grow DigiFab™ sales and Protherics anticipates receiving marketing approval in the UK in the first half of 2007, with subsequent approvals in Europe over the following six to twelve months. We recently announced an agreement with Roche Pharmaceuticals to replace its niche digoxin antidote product, Digitalis Antidot® with DigiFab™ in those countries where it is currently available. DigiFab™ will be marketed by our licensee Beacon Pharmaceuticals in most mainland European countries, and by Protherics in certain other countries.

ViperaTAb™ - European viper antivenom

ViperaTAb™ sales improved to £0.3 million from £0.1 million as expected, due to the increased availability of product.

US Derived Revenues

US derived revenues show the underlying sales performance in US dollars and the effects of translating these into Sterling.

Half year to 30 September (IFRS)	2006	2006	2005	2005
	$m	£m	$m	£m
CroFab™	13.3	7.2	15.2	8.5
DigiFab™	3.5	1.9	2.7	1.5
ViperaTAb™	0.6	0.3	0.2	0.1

Total	17.4	9.4	18.1	10.1

Average exchange rate ($/£)	1.85	1.79

Voraxaze™, CytoFab™ and Other Revenues

Half year to 30 September (IFRS)	2006	2005
	£m	£m
Voraxaze™	0.6	0.3
CytoFab™	1.1	—
BSE	0.1	0.2
Other	0.1	0.1

	1.9	0.6
US Derived	9.4	10.1

Total Revenues	11.3	10.7

Named patient sales of Voraxaze™ increased to £0.6 million in the half year ended 30 September 2006 from £0.3 million in the corresponding six month period, as awareness of the product in the medical community continues to build. CytoFab™ revenues of £1.1 million for the six months represent a portion of the initial upfront payment of £16.3 million received under the licensing agreement with AstraZeneca, which is being recognised under IFRS over the estimated period to product approval. Revenues from BSE testing continue to show the effects of increased competition in Europe, declining to £0.1 million from £0.2 million.

Cost of Sales and Gross Profit

Cost of sales for the six month period was £5.0 million against £7.7 million in the corresponding period, which included exceptional costs of £1.4 million relating to a planned shutdown undertaken during the expansion of manufacturing facilities. Excluding the exceptional costs, the figure for the corresponding six month period was £6.3 million.

Gross margins on manufactured products (excluding milestone and royalty revenues with no associated manufacturing cost) are shown in the table below:

Half year to 30 September (IFRS)	2006	2005
	£m	£m
Revenues*	10.0	10.4
Cost of Sales (excluding exceptional costs**)	5.0	6.3

Gross Profit (before exceptional costs)	5.0	4.1

Gross Margin (on manufactured products before exceptional costs)	50%	39.4%

*	Revenues include sales of CroFab™, DigiFab™, ViperaTAb™ and Voraxaze™
**	Cost of Sales in the six months to 30 September 2005 excludes exceptional costs of £1.4 million associated with the major shutdown incurred to gain regulatory qualification for the Company’s expanded manufacturing facility in Wales.

Margins have improved over the corresponding six month period due to a higher proportion of DigiFab™ sales (a higher margin product) and a reduced level of CroFab™ shipments, coupled with improved yields in the manufacturing process.

Research and Development

As planned, R&D expenditure has increased significantly to £7.1 million in the half year from £2.4 million as work is well under way on developing and scaling up the CytoFab™ manufacturing process. In addition, spending continued on Voraxaze™ to support regulatory filings, and on Prolarix and Angiotensin Therapeutic Vaccine.

General and Administrative Expenses

General and administrative expenses show a decrease to £4.1 million from £4.2 million after adjustments under IFRS for currency effects and charges on employee options. Movements in the fair value of currency contracts and gains on inter-group balances have produced a benefit of £0.7 million against a cost of £0.4 million in the corresponding six month period. This is offset by an increase in option charges of £0.2 million between the two periods. Underlying general and administrative expenses are therefore increasing in line with expectations as additional resources in sales and marketing and regulatory capability have been added.

Finance Income and Costs

Finance income has increased to £0.5 million from £0.1 million in line with the increased cash balances, while costs have remained stable at £0.2 million as increased lease financing costs have been offset by conversions of the Convertible Loan Notes issued at the time of the Enact Pharma acquisition.

Results Before and After Tax

Tax credits of £0.2 million on R&D expenditure are slightly higher than the corresponding period, resulting in a loss before tax of £4.7 million and after tax of £4.5 million, compared to corresponding pre and post tax losses of £3.7 million and £3.6 million.

Balance Sheet

Investment in property, plant and equipment over the period has increased non-current assets to £20.7 million from £18.6 million at 31 March 2006 and £17.7 million at 30 September 2005. Inventory levels have increased, following the planned shutdown in the summer of 2005.

Current assets at 30 September 2006 were £34.1 million, which shows a decrease from £41.6 million at the end of the last financial year, but up from £20.2 million at 30 September 2005, following the licensing deal with AstraZeneca announced in December 2005. Total assets were £54.8 million against £60.1 million at 31 March 2006, a net result of continued spending on fixed assets and working capital movements, and up from £37.9 million a year earlier.

Total liabilities decreased from £33.8 million at 31 March 2006 to £31.7 million at 30 September 2006. Obligations under finance leases increased with the investment in plant and equipment, while deferred income was released to the income statement as licensing revenue was recognised. Trade payables declined as payments were made for materials and equipment purchased for CytoFab™ process scale-up and development. Major changes from the £14.1 million total liabilities at 30 September 2005 relate to the deferment of the majority of the initial £16.3 million licensing payments received from AstraZeneca.

Total equity was £23.1 million at the half year, compared to £26.4 million at 31 March 2006, but similar to the £23.7 million recorded at 30 September 2005.

Cash Flow

Net cash outflow from operations was £6.0 million in the six month period, compared to an outflow of £0.3 million in the corresponding half year. This is a result of increased losses and working capital movements, when inventories were increased following the planned shutdown, and liabilities for materials and equipment purchased for the CytoFab™ development project were settled. Cash and cash equivalents at the end of the period were £17.9 million, down from £25.4 million over the six months, but up from £6.3 million at 30 September 2005, following the subsequent £7.5 million share issue to AstraZeneca and receipt of the initial £16.3 million under the licensing agreement.

Outlook

Protherics is undergoing a period of growth and expansion following the CytoFab™ licensing deal with AstraZeneca and as we prepare to undertake our first product launch in-house, with Voraxaze™. On completion of the fundraising, and the three proposed corporate transactions announced today, Protherics will have greatly expanded its pipeline, gaining additional products to develop in-house (or with potential licensees). The products will also have the potential to leverage the Voraxaze™ sales force which is currently being recruited. We continue to anticipate the receipt of milestone payments from AstraZeneca in line with the need for Protherics to invest in the manufacture of CytoFab™. We expect to make significant progress in our pipeline in both the near and mid term to deliver value for our shareholders.

PROTHERICS PLC

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

for the six months ended 30 September 2006

	Notes	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
		£’000	£’000	£’000
Revenue	2	11,251	10,686	17,709
Cost of sales
Cost of sales excluding exceptional closedown costs		(5,046)	(6,299)	(9,930)
Exceptional closedown costs		—	(1,362)	(1,362)
Total cost of sales	3	(5,046)	(7,661)	(11,292)

Gross profit		6,205	3,025	6,417

Administrative expenses
Research and development		(7,054)	(2,374)	(6,747)
General & administrative		(4,110)	(4,241)	(9,203)

Total administrative expenses		(11,164)	(6,615)	(15,950)

Operating loss	2	(4,959)	(3,590)	(9,533)

Finance income		472	103	401
Finance costs		(199)	(230)	(431)

Loss before tax		(4,686)	(3,717)	(9,563)
Tax	5	165	148	75

Loss for the period, attributable to equity shareholders		(4,521)	(3,569)	(9,488)

		Pence	Pence	Pence
Loss per share
Basic and diluted	4	(1.7)	(1.5)	(3.8)

All revenue and results arose from continuing operations.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

for the six months ended 30 September 2006

	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
	£’000	£’000	£’000
Exchange differences on translation of foreign operations	351	(29)	(158)

Net income / (expense) recognised directly in equity	351	(29)	(158)

Loss for the period	(4,521)	(3,569)	(9,488)

Total recognised expense for the period	(4,170)	(3,598)	(9,646)

All recognised income and expense is attributable to equity shareholders.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

at 30 September 2006

	30 September 2006	30 September 2005	31 March 2006
	£’000	£’000	£’000
Non-current assets
Goodwill	9,199	9,199	9,199
Other intangible assets	1,265	1,102	1,060
Property, plant and equipment	10,009	6,933	8,109
Deferred tax assets	179	461	206

	20,652	17,695	18,574

Current assets
Inventories	11,404	9,641	10,887
Financial assets	172	—	—
Tax receivables	604	491	717
Trade and other receivables	4,024	3,793	4,520
Cash and cash equivalents	17,921	6,255	25,438

	34,125	20,180	41,562

Total assets	54,777	37,875	60,136

Current liabilities
Trade and other payables	13,803	7,896	15,722
Current tax liabilities Financial liabilities	272	217	278
Obligations under finance leases	859	586	623
Bank overdrafts, loans and other borrowings	34	32	37
Derivative instruments	—	363	136

	14,968	9,094	16,796

Non-current liabilities
Trade and other payables	12,170	595	13,081
Financial liabilities
Borrowings	198	252	222
Convertible loan notes	2,233	2,943	2,469
Obligations under finance leases	2,153	1,258	1,216

	16,754	5,048	16,988

Total liabilities	31,722	14,142	33,784

Net assets	23,055	23,733	26,352

Equity
Share capital	5,216	4,898	5,186
Share premium account	87,315	78,528	86,770
Merger reserve	51,163	51,163	51,163
Equity reserve	266	317	263
Cumulative translation reserve	160	(62)	(191)
Retained earnings	(121,065)	(111,111)	(116,839)

Total equity	23,055	23,733	26,352

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Share premium	Merger reserve	Equity reserve	Cumulative translation reserve	Retained earnings	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 April 2005	4,844	77,881	51,163	378	(33)	(107,662)	26,571

Currency translation adjustments	—	—	—	—	(29)	—	(29)

Net expense recognised directly in equity	—	—	—	—	(29)	—	(29)
Loss for the period	—	—	—	—	—	(3,569)	(3,569)

Total recognised loss for the period	—	—	—	—	(29)	(3,569)	(3,598)

New share capital subscribed	4	60	—	—	—	—	64
Conversion of convertible loan notes	50	587	—	(61)	—	—	576
Employee share option scheme: - value of services provided	—	—	—	—	—	120	120

Balance at 30 September 2005	4,898	78,528	51,163	317	(62)	(111,111)	23,733

Balance at 1 October 2005	4,898	78,528	51,163	317	(62)	(111,111)	23,733

Currency translation adjustments	—	—	—	—	(129)	—	(129)

Net expense recognised directly in equity	—	—	—	—	(129)	—	(129)
Loss for the period	—	—	—	—	—	(5,919)	(5,919)

Total recognised loss for the period	—	—	—	—	(129)	(5,919)	(6,048)

New share capital subscribed	245	7,794	—	—	—	—	8,039
Conversion of convertible loan notes	43	448	—	(54)	—	—	437
Employee share option scheme: - value of services provided	—	—	—	—	—	191	191

Balance at 31 March 2006	5,186	86,770	51,163	263	(191)	(116,839)	26,352

Balance at 1 April 2006	5,186	86,770	51,163	263	(191)	(116,839)	26,352

Currency translation adjustments	—	—	—	—	351	—	351

Net income recognised directly in equity	—	—	—	—	351	—	351
Loss for the period	—	—	—	—	—	(4,521)	(4,521)

Total recognised gain / (loss) for the period	—	—	—	—	351	(4,521)	(4,170)

New share capital subscribed	2	46	—		—		48
Issue of convertible loan notes	—	—	—	30			30
Conversion of convertible loan notes	28	499	—	(27)	—		500
Employee share option scheme: - value of services provided	—	—	—	—	—	295	295

Balance at 30 September 2006	5,216	87,315	51,163	266	160	(121,065)	23,055

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30 September 2006

	Six months to 30 September 2006		Six months to 30 September 2005		Year ended 31 March 2006
	£’000	£’000	£’000	£’000	£’000	£’000
Cash flows from operating activities
Cash generated from operations		(6,302)		(248)		12,609
Income tax paid		—		(10)		(50)
Income tax received		290		—		5

Net cash (outflow) / inflow from operating activities		(6,012)		(258)		12,564

Investing activities
Interest received	472		103		401
Proceeds on disposal of property, plant and equipment	—		—		52
Purchases of property, plant and equipment	(1,201)		(279)		(1,989)
Purchases of other intangible non-current assets	(293)		—		—
Capital grants received	—		—		250

Net cash used in investing activities		(1,022)		(176)		(1,286)

Financing activities
Interest paid	(94)		(134)		(257)
Interest paid on finance leases	(88)		(73)		(133)
Repayment of borrowings	(12)		(270)		(171)
Repayments of finance leases	(317)		(155)		(582)
Issue of shares	78		70		8,049

Net cash (used in) / from financing activities		(433)		(562)		6,906

Net (decrease) / increase in cash and cash equivalents		(7,467)		(996)		18,184

Cash and cash equivalents at the beginning of period		25,438		7,242		7,242

Effect of foreign exchange rate changes		(50)		9		12

Cash and cash equivalents at the end of period		17,921		6,255		25,438

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30 September 2006

Reconciliation of operating loss to net cash outflow from operating activities

	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
	£’000	£’000	£’000
Operating loss	(4,959)	(3,590)	(9,533)

Adjustments for:
Change in fair value of derivatives	(308)	439	531
Deferred grant income	(55)	(71)	(78)
Share-based payment costs	295	120	311
Depreciation of property, plant and equipment	576	710	1,391
Amortisation of intangible fixed assets	66	55	114
Loss on disposal of property, plant and equipment	50	61	108

Operating cash flows before movements in working capital	(4,335)	(2,276)	(7,156)

(Increase) / decrease in inventories	(628)	3,288	1,903
Decrease / (increase) in receivables	282	(93)	(1,135)
(Decrease) / increase in payables	(1,621)	(1,167)	18,997

Net cash flows from operating activities	(6,302)	(248)	12,609

Analysis of net debt

	1 April 2006	Cash flow	Exchange movement	Other non-cash changes	30 September 2006
	£’000	£’000	£’000	£’000	£’000
Cash at bank and in hand	25,438	(7,467)	(50)	—	17,921
Overdraft	—	—	—	—	—

Cash and cash equivalents	25,438	(7,467)	(50)	—	17,921
Loans – amounts falling due in less than one year	(37)	2	1	—	(34)
Loans – amounts falling due in more than one year	(222)	10	14	—	(198)
Obligations under finance lease and hire purchase obligations	(1,839)	317	5	(1,495)	(3,012)

	23,340	(7,138)	(30)	(1,495)	14,677

NOTES TO THE INTERIM STATEMENT

1.	General information

The interim financial statements, which have been approved by the Directors on 7 December 2006, are unaudited and do not constitute full financial information as defined in Section 240 of the Companies Act 1985 (as amended).

The comparative figures for the financial year ended 31 March 2006 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The financial information has been prepared using accounting policies consistent with International Financial Reporting Standards as adopted by the European Union (IFRS), and in accordance with those disclosed in the financial statements for the year ended 31 March 2006.

2.	Segment information

As at 30 September 2005, the Group is organised into two operating segments, the sale, manufacture and development of pharmaceutical products and out-licensed product royalties.

	Sale, manufacture and development of pharmaceutical products	Out-licensed product royalties	Consolidated
	£’000	£’000	£’000
Six months ended 30 September 2006

Revenue
External sales	11,124	127	11,251
Inter-segment sales	—	—	—

Total revenue	11,124	127	11,251

Operating (loss) / profit	(5,086)	127	(4,959)
Finance income			472
Finance costs			(199)

Loss before tax			(4,686)
Tax			165

Loss for the period, attributable to equity shareholders			(4,521)

Six months ended 30 September 2005

Revenue
External sales	10,462	224	10,686
Inter-segment sales	—	—	—

Total revenue	10,462	224	10,686

Operating (loss) / profit	(3,812)	222	(3,590)
Finance income			103
Finance costs			(230)

Loss before tax			(3,717)
Tax			148

Loss for the period, attributable to equity shareholders			(3,569)

Year ended 31 March 2006

Revenue
External sales	17,269	440	17,709
Inter-segment sales	—	—	—

Total revenue	17,269	440	17,709

Operating (loss) / profit	(9,961)	428	(9,533)
Finance income			401
Finance costs			(431)

Loss before tax			(9,563)
Tax			75

Loss for the period, attributable to equity shareholders			(9,488)

Interim measurement

A significant proportion of the Group’s expected revenues arise from its CroFabTM rattlesnake antivenom treatment and is subject to seasonal fluctuations, with peak demand in the first six months of the Group’s financial year caused by the hibernation patterns of such snakes. In the year ended 31 March 2006, 74% of CroFabTM revenues arose in the six months ended 30 September 2005.

3.	Cost of sales

During the six months ended 30 September 2005, the Group completed a major facility upgrade and expansion of its manufacturing facility in Wales. During this phase of the work, the facility was shutdown for a substantial part of the financial period therefore incurring £1,362,000 of expenditure which, under normal circumstances would have been absorbed into stock manufactured during the period. These costs had no effect on the tax credit for the period.

4.	Loss per share

The calculation of the basic and diluted loss per share is based on the following data:

	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
	£’000	£’000	£’000
Loss
Loss for the purposes of basic loss per share being net profit attributable to equity shareholders of the parent	(4,521)	(3,569)	(9,488)
Effect of dilutive potential ordinary shares	—	—	—

Loss for the purposes of diluted loss per share	(4,521)	(3,569)	(9,488)

Number of shares
Weighted average number of shares for the purposes of basic loss per share	260,425,531	242,960,097	246,854,698
Effect of dilutive potential ordinary shares:
Share options	—	—

Weighted average number of ordinary shares for the purposes of diluted loss per share	260,425,531	242,960,097	246,854,698

5.	Taxation

	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
	£’000	£’000	£’000
Current tax:
UK current tax	185	150	325
Foreign tax	—	(2)	(3)
Deferred tax	(20)	—	(247)

	165	148	75

Tax credits of £185,000 arose in the period to 30 September 2006 as a result of research and development expenditure claimed under the Finance Act 2000 (2005: £150,000).

6.	Other

Copies of this statement are being sent to all shareholders and will be available to the public at the Company’s registered office at The Heath Business and Technical Park, Runcorn, Cheshire, WA7 4QX.

END